                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    2     )*
                                          ---------

                                META Group, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  591002 10 0
           --------------------------------------------------------
                                 (CUSIP Number)

                               Elizabeth V. Toner,
                                    JMI, Inc.
                              12680 High Bluff Dr. #200
                                San Diego, CA 92130
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 15, 2001
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 1 Pages

CUSIP No. 591002 10 0                13D                 Page 2 of 14 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JMI Equity Fund IV, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 3 of 14 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JMI Equity Fund IV (AI), L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 4 of 14 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JMI Euro Equity Fund IV, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 5 of 14 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JMI Associates IV, L.L.C.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 6 of 14 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JMI Equity Side Fund, L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 7 of 14 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JMI Side Associates, L.L.C.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 8 of 14 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Charles E. Noell III
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           6,269
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           6,269
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 9 of 14 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Harry S. Gruner
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power            55,714
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            55,714
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 10 of 14 Pages
          -----------                                         ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Paul V. Barber
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 11 of 14 Pages
          -----------                                         ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Bradford D. Woloson
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             2,050
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             2,050
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page 12 of 14 Pages
                                                               ---   ---

ITEM 1. This Schedule 13-D is filed with the Securities and Exchange Commission with respect to the Common Stock of META Group, Inc. The principal office of the company is 208 Harbor Drive, P.O. Box 120061, Stamford, CT 06912-0061 US.

         Identity and Background:


                  (1a) This Schedule 13-D is filed on behalf of JMI Equity Fund IV, LP "Fund IV", JMI Equity Fund IV -AI-, LP "AI", JMI Euro Equity Fund IV, LP "Euro", JMI Associates IV, LLC "Associates", JMI Equity Side Fund, LP "Side Fund", JMI Side Associates, LLC "Side Associates", Harry S. Gruner, Charles E. Noell III, Paul V. Barber, and Bradford D. Woloson.

                   Fund IV, AI, Euro, Associates, Side Fund, and Side Associates are Delaware partnerships with their principal office located at 12680 High Bluff Drive #200, San Diego, CA 92130.

ITEM 2. Harry S. Gruner sits on META Group's board of directors and is a Managing Member of Associates, the General Partner of Fund IV, AI, and Euro. Paul V. Barber, and Bradford D. Woloson are managing members of Associates and Vice Presidents of Side Associates, the General Partner of Side Fund. Charles E. Noell is a Managing Member of Associates and Side Associates. Each of the previously discussed individuals is a United States citizen.

          During the last five years none of the parties listed above (1a) has been convicted in a criminal proceeding.

                   During the last five years none of the above (1a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order: enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                          Page 13 of 14 Pages
                                                               ---   ---

          Source and Amount of Funds or Other Consideration:


                  Fund IV, AI, Euro and Side Fund obtained 719,424 shares of Common Stock as a result of a private purchase for $2,000,000 in cash.


ITEM 3. Harry S. Gruner currently holds 37,500 shares of common stock in the form of non-employee stock options, of which all 37,500 shares are vested. In addition, Mr. Gruner holds 18,214 shares of common stock obtained as a result of a JMI Equity Fund, L.P. common stock distribution.


         Bradford D. Woloson obtained 2,050 shares through an over the counter purchase at market value.


         Charles E. Noell III obtained 6,269 shares as a result of a JMI Equity Fund, L.P. common stock distribution.


         Purpose of Transaction:


ITEM 4. On June 15, 2001 META Group, Inc. and Fund IV, AI, Euro, and Side Fund entered in to a Common Stock Purchase and Sale Agreement, whereby an aggregate 719,424 shares were purchased. The shares were purchased as an equity investment in the interest of the limited partners within each respective partnership.


ITEM 5.   Interest in Securities of the Issuer

         (a)      Amount and percentage beneficially owned:

                  (1) An aggregate 783,457 shares are beneficially owned by parties stated in Item 1.

                  (2)      The aggregate amount represents 6.66% of the class.

                  (3) Fund IV is deemed to have shared voting and dispositive power for 719,424 shares. Fund IV disclaims beneficial ownership of 40,024 shares held by AI, 161,389 shares held by Euro, 12,590 shares held by Side Fund.

                           AI, Euro, and Side Fund disclaim beneficial ownership of 505,421 shares held by Fund IV.

                           AI disclaims beneficial ownership of 161,389 shares held by Euro and 12,590 shares held by Side Fund.

                           Euro disclaims beneficial ownership of 40,024 shares held by AI and 12,590 shares held by Side Fund.

                           Side Fund disclaims beneficial ownership of 161,389 shares held by Euro and 40,024 shares held by AI.

                           Harry S. Gruner is deemed to have shared voting and dispositive power for 719,424 shares as general partner of the partnerships, and sole voting and dispositive power for 55,714 personally held shares.

                           Charles E. Noell III is deemed to have shared voting and dispositive power for 719,424 shares as general partner of the partnerships, and sole voting and dispositive power for 6,269 personally held shares.

                           Bradford D. Woloson is deemed to have shared voting and dispositive power for 719,424 shares as general partner of the partnerships, and sole voting and dispositive power for 2,050 personally held shares.

                           Harry S. Gruner, Charles E. Noell III and Bradford D. Woloson disclaim beneficial ownership of 719,424 shares except in the case

                                                          Page 14 of 14 Pages
                                                               ---   ---

                           of any pecuniary interest therein.

         (b)      1.       Fund IV - Sole Voting Power:0 Sole Dispositive: 0
                           Shared Voting Power: 719,424 Shared Dispositive
                           Power: 719,424

                  2. AI - Sole Voting Power: 0 Sole Dispositive Power: 0 Shared Voting Power: 719,424 Shared Dispositive
                           Power: 719,424

                  3. Euro - Sole Voting Power: 0 Sole Dispositive Power: 0 Shared Voting Power: 719,424 Shared Dispositive
                           Power: 719,424

                  4.       Side Fund - Sole Voting Power: 0 Sole Dispositive
                           Power: 0 Shared Voting Power: 719,424 Shared
                           Dispositive Power: 719,424

                  5. Harry S. Gruner - Sole Voting Power: 55,714 Sole Dispositive Power: 55,714 Shared Voting Power:
                           719,424 Shared Dispositive Power: 719,424

                  6. Charles E. Noell III - Sole Voting Power: 6,269 Sole Dispositive Power: 6,269 Shared Voting Power: 719,424 Shared Dispositive Power: 719,424

                  7. Bradford D. Woloson - Sole Voting Power: 2,050 Sole Dispositive Power: 2,050 Shared Voting Power: 719,424 Shared Dispositive Power: 719,424

                  8. Paul V. Barber - Sole Voting Power: 0 Sole Dispositive Power: 0 Shared Voting Power: 719,424 Shared Dispositive Power: 719,424

                  9.       Associates IV - Sole Voting Power: 0 Sole Dispositive
                           Power: 0 Shared Voting Power: 719,424 Shared
                           Dispositive Power: 719,424

                  10. Side Associates - Sole Voting Power: 0 Sole Dispositive Power: 0 Shared Voting Power: 719,424 Shared Dispositive Power: 719,424

         (c)      N/A

         (d)      N/A

         (e)      More than 5% owner

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A


ITEM 7.  Material to Be Filed as Exhibits

         Exhibit 1 Agreement dated June 25, 2001 by and among the reporting persons regarding joint filing of Schedule 13D.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 25, 2001


JMI Equity Fund IV, L.P.                     JMI Associates IV, L.L.C.
By: JMI Associates IV, L.L.C.
    its General Partner


By:  /s/ Charles E. Noell III                By:  /s/ Charles E. Noell III
   -----------------------------                  -----------------------------
   Name:  Charles E. Noell III                    Name:  Charles E. Noell III
          ----------------------                         ----------------------
   Title: Managing Member                         Title: Managing Member


JMI Equity Fund IV (AI), L.P.                JMI Side Associates, L.L.C.
By: JMI Associates IV, L.L.C.
    its General Partner


By:  /s/ Charles E. Noell III                By:  /s/ Charles E. Noell III
   -----------------------------                  -----------------------------
   Name:  Charles E. Noell III                    Name:  Charles E. Noell III
          ----------------------                         ----------------------
   Title: Managing Member                         Title: Managing Member


                                                  /s/ Charles E. Noell III
                                                  -----------------------------
                                                  Charles E. Noell III


JMI Euro Equity Fund IV, L.P.                     /s/ Harry S. Gruner
By: JMI Associates IV, L.L.C.                     -----------------------------
    its General Partner                           Harry S. Gruner


By:  /s/ Charles E. Noell III                     /s/ Paul V. Barber
   -----------------------------                  -----------------------------
   Name:  Charles E. Noell III                    Paul V. Barber
          ----------------------
   Title: Managing Member
                                                  /s/ Bradford D. Woloson
                                                  -----------------------------
JMI Equity Side Fund, L.P.                        Bradford D. Woloson
By: JMI Side Associates, L.L.C.
    its General Partner


By:  /s/ Charles E. Noell III
   -----------------------------
   Name:  Charles E. Noell III
          ----------------------
   Title: Managing Member